Exhibit 99.2

ITW Conference Call

First Quarter

2004

ITW
Agenda

1.   Introduction………………….…..John Brooklier

2.   Financial Overview……………...Jon Kinney

3.   Manufacturing Segments……… John Brooklier

4.   Share Repurchase………..……….Jon Kinney

5.   Forecast 2004………………….…Jon Kinney

6.   Q & A………………...…………Kinney/Brooklier

ITW
Forward-Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and base business expectations for the second quarter and full year 2004 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein. Important factors that may influence future results include (1) a downturn in the construction, automotive, general industrial, food service and retail, or commercial real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community or Australia, (3) the favorable or unfavorable impact of foreign currency fluctuations, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, and (5) an unfavorable environment for making acquisitions or dispositions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates.

Conference Call Playback

Replay number: 402-220-4322

No pass code necessary

Telephone replay available through midnight of May 4, 2004

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2003 Q1	2004 Q1	F(U) Last Year Amount	%
Operating Revenues	2,313.8	2,710.3	396.5	17.1%
Operating Income	321.0	447.6	126.6	39.4%
% of Revenues	13.9%	16.5%	2.6%	
Income From Continuing Operations				
Income Amount	199.5	290.0	90.5	45.4%
Income Per Share-Diluted	0.65	0.93	0.28	43.1%
Average Invested Capital	6,468.7	7,126.4	(657.7)	-10.2%
Return on Average Invested Capital	12.9%	16.6%	3.7%	
Free Operating Cash Flow	176.7	278.1	101.4	57.4%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	6.5%	19.2%	1.6%
Non Volume Related		5.7%	0.8%
Total	6.5%	24.9%	2.4%
Acquisitions / Divestitures	4.0%	3.4%	-0.2%
Translation	6.7%	6.2%	-0.2%
Impairment		-5.4%	-0.7%
Restructuring		4.9%	0.6%
Leasing & Investments	0.4%	5.4%	0.6%
Other Revenue	-0.5%		0.1%
Total	17.1%	39.4%	2.6%

ITW
Leasing & Investments

	2003 Q1	2004 Q1	F(U) Last Year	
			Amount	%
Operating Revenues	30.5	38.7	8.2	26.9%
Operating Income	17.5	34.8	17.3	98.9%
Operating Margins	57.4%	89.9%	32.5%	

ITW
Non Operating & Taxes

	2003	2004	F(U) Last Year	
	Q1	Q1	Amount	%
Operating Income	321.0	447.6	126.6	39.4%
Interest Expense	(17.4)	(15.9)	1.5	
Other Income (Expense)	3.3	7.7	4.4	
Income From Continuing Operations-P/T	306.9	439.4	132.5	43.2%
Income Taxes	107.4	149.4	(42.0)	
% to Pre Tax Income	35%	34%	1%	
Income From Continuing Operations-A/T	199.5	290.0	90.5	45.4%

ITW
Invested Capital

	3/31/03	12/31/03	3/31/04
Trade Receivables	1,562.3	1,721.2	1,909.6
Days Sales Outstanding	60.8	59.0	63.4
Inventories	1,009.0	992.0	1,070.5
Months on Hand	2.0	1.7	1.8
Other Current Assets	354.6	385.5	386.2
Accounts Payable & Accruals	(1,383.8)	(1,432.8)	(1,647.4)
Operating Working Capital	1,542.1	1,665.9	1,718.9
% to Revenue(Prior 4 Qtrs.)	16%	17%	16%
Net Plant & Equipment	1,657.5	1,728.6	1,783.2
Investments, net of L&I Debt	576.4	633.4	659.9
Goodwill	2,417.0	2,511.3	2,618.1
Other, net	341.2	428.1	505.4
Invested Capital	6,534.2	6,967.3	7,285.5

ITW
Debt & Equity

	3/31/03	12/31/03	3/31/04
Total Capital			
Short Term Debt	101.0	56.1	51.4
Long Term Debt	1,451.8	920.4	920.8
Total Debt	1,552.8	976.5	972.2
Stockholders' Equity	6,919.1	7,874.3	8,234.1
Total Capital	8,471.9	8,850.8	9,206.3
Less:			
Leasing & Investment Debt	(812.1)	(199.0)	(191.8)
Cash	(1,125.6)	(1,684.5)	(1,729.1)
Net Debt & Equity	6,534.2	6,967.3	7,285.4
Debt to Total Capital	18%	11%	11%

ITW
Cash Flow

	2003 Q1	2004 Q1
Net Income	195.4	290.2
Adjust for Non-Cash Items	64.1	60.2
Changes in Operating Assets & Liab.	(42.3)	(30.7)
Net Cash From Operating Activities	217.2	319.7
Additions to Plant & Equipment	(56.2)	(60.9)
Proceeds from investments	15.7	19.3
Free Operating Cash Flow	176.7	278.1
Acquisitions	(14.8)	(183.7)
Investments	(29.1)	(14.6)
Dividends	(70.5)	(73.9)
Debt	(32.7)	(16.7)
Other	38.3	55.4
Net Cash Increase	67.9	44.6

ITW
Return on Average Invested Capital

	2003	2004	F(U)
Current Quarter	**Q1**	**Q1**	**Prior Yr.**
Operating Income after taxes	208.7	295.4	86.7
Operating Margins	9.0%	11.0%	2.0%
Average Invested Capital	6,468.7	7,126.4	657.7
Capital Turnover	1.43	1.52	0.09
Return on Average Invested Capital	12.9%	16.6%	3.7%

ITW Acquisitions

	2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	49	35	231	32	247	-	-	-
Purchase Price								
Cash Paid	44	30	74	56	184	-	-	-
Stock Issued	-	-	-	-	2	-	-	-
Total	44	30	74	56	186	-	-	-
Number of Acquisitions								
North America								
Engineered Products	1	-	3	3	2	-	-	-
Specialty Systems	-	2	1	1	-	-	-	-
International								
Engineered Products	-	1	2	1	5	-	-	-
Specialty Systems	7	3	3	-	3	-	-	-
Total	8	6	9	5	10	-	-	-

Key Economic Data

- **March '04 ISM: 62.5% is up from 61.4% in February '04**

- **US Industrial Production (ex. Tech.): +2.2% in March '04 compared to +1.5% in December '03**

- **Euro-Zone Purchasing Managers' Index remained flat at: 52.5% in February '04 vs. January '04**

- **Euro-Zone Industrial Production: +0.6% in January '04 vs. +2.1% in December '03**

ITW
Engineered Products – North America

	2003 Q1	2004 Q1	F(U) Last Year Amount	%
Operating Revenues	748.8	796.6	47.8	6.4%
Operating Income	111.1	132.8	21.7	19.5%
Operating Margins	14.8%	16.7%	1.9%	

Engineered Products-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.6%	18.8%	1.7%
Non Volume Related		-1.0%	-0.1%
Total	6.6%	17.8%	1.6%
Acquisitions / Divestitures	-0.7%	1.7%	0.3%
Translation	0.5%	0.5%	
Impairment		-5.6%	-0.7%
Restructuring		5.1%	0.7%
Total	6.4%	19.5%	1.9%

Engineered Products-North America
Key Points

- **Total Construction: +9%**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +20% for Q1**

  – **Commercial construction: +2%**
  – **New housing: +15%**
  – **Renovation/rehab: +15%**

- **Wilsonart base revenues flat for the quarter; basic laminate product sales improve; flooring somewhat weaker**

- **2004 End Market Assumptions:**
  – **New housing: -3% to -4%**
  – **Renovation: +3% to +4%**
  – **Commercial: Flat to slightly up**

Engineered Products-North America
Key Points

- **Auto base revenues: flat for Q1**
- **Big 3 build rates: -3% for Q1**
  - GM: -7%
  - Ford: -2%
  - Chrysler: +3%
- **March Big 3 inventories: 81 days**
  - GM: 83 days
  - Ford: 83 days
  - Chrysler: 76 days
- **ITW estimate for 2004:**
  - Q2: -3%
  - FY: -3%
- **Industrial: base revenues +10% for Q1**
  - Industrial Plastics, Engineered Polymers, Minigrip Zip- Pak, Fibre Glass Evercoat all had double digit base revenue growth in Q1

ITW
Engineered Products – International

	2003 Q1	2004 Q1	F(U) Last Year	
			Amount	%
Operating Revenues	405.8	518.0	112.2	27.6%
Operating Income	42.4	63.9	21.5	50.7%
Operating Margins	10.4%	12.3%	1.9%	

Engineered Products-International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.0%	22.5%	1.6%
Non Volume Related		12.9%	1.3%
Total	6.0%	35.4%	2.9%
Acquisitions / Divestitures	3.0%	3.0%	0.0%
Translation	18.6%	25.6%	0.3%
Impairment		-20.0%	-2.0%
Restructuring		6.7%	0.7%
Total	27.6%	50.7%	1.9%

Engineered Products-International Key Points

- **Construction base revenues: +5% in Q1**
  - **Europe: +6% growth (strength in France, Germany and UK)**
  - **Austral-Asia: +2% (Paslode/Australia)**
  - **Wilsonart Intl.: +6% (good activity in China)**

- **Automotive base revenues: +9% in Q1**
  - **Builds: -2% ytd**
  - **Ford: +7%; Fiat and Renault: +2.3% each; Citroen/Peugeot: -10.5%; GM: -6.1%; VW: -5.7%**
  - **ITW forecasting FY '04 builds: +1% to +2%**

- **Industrial base revenues: +3% in Q1**
  - **Fluid products, polymers and electronic component packaging all grew base revenues in range of 5% to 14%**

ITW
Specialty Systems-North America

	2003 Q1	2004 Q1	F(U) Last Year Amount	%
Operating Revenues	794.8	932.5	137.7	17.3%
Operating Income	111.3	156.1	44.8	40.2%
Operating Margins	14.0%	16.7%	2.7%	

Specialty Systems-North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	11.4%	33.9%	2.8%
Non Volume Related		3.4%	0.4%
Total	11.4%	37.3%	3.2%
Acquisitions / Divestitures	5.1%	4.3%	-0.2%
Translation	0.8%	0.7%	0.0%
Impairment		-2.0%	-0.3%
Restructuring		-0.1%	0.0%
Total	17.3%	40.2%	2.7%

Specialty Systems-North America
Key Points

- **Welding base revenues: 20+% in Q1 due to stronger equipment sales to construction and other end markets; consumables and components units also grew sales**

- **Industrial packaging: In total, group base revenues 15+%; Signode base revenue grew +11% in Q1; consumables / machinery both show improvement**

- **Food Equipment base revenues: +1% in Q1 vs. -8% FY 2003; operating margins improve 190 basis points**

ITW
Specialty Systems-International

	2003 Q1	2004 Q1	F(U) Last Year Amount	%
Operating Revenues	425.1	525.8	100.7	23.7%
Operating Income	38.7	60.1	21.4	55.3%
Operating Margins	9.1%	11.4%	2.3%	

Specialty Systems-International Quarterly Analysis

| | % F(U) Prior Year | | |
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	-3.1%	-12.9%	-0.9%
Non Volume Related		21.9%	2.1%
Total	-3.1%	9.0%	1.2%
Acquisitions / Divestitures	10.5%	8.2%	-0.5%
Translation	16.3%	19.6%	-0.1%
Impairment		-0.7%	-0.1%
Restructuring		19.2%	1.8%
Total	23.7%	55.3%	2.3%

Specialty Systems-International
Key Points

.   **Total packaging: -2% base revenues in Q1**

- **Signode base revenues vary based on geography in Q1:**
    -Europe: -6%
    -Asia/Pacific: +6%
- **Food Equipment: base revenues -4%; however, operating margins improve approximately 100 basis points in Q1**

- **Finishing: base revenues flat in Q1; margins improve 300 basis points due to strong incrementals**

Share Repurchase

**Board of Directors Authorized
Repurchase of 31 million shares or 10%
of Current Outstanding Shares**

Why Repurchase Shares?

- **Current excess cash balance of $1.7 billion and low debt to capital.**
- **Future growth targets will be financed primarily by Free Cash flow.**
- **Ample debt & equity capacity will be used for acquisitions in excess of target levels.**
- **Interest rates are near historic lows.**
- **Share repurchase will not reduce credit rating**
- **Share repurchase will increase income per share and return on equity.**

25 Year- Revenue & Income



CAGR
Revenue 14%
Income/Share 13%
ROIC 15%
Shareholder Return ------19%
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5 Year Forecast

- **Income Per Share**   **12% to 18%**

  - **Base revenue growth**   **3% to 5%**
  - **Acquisitions**   **$600 to $1000**
  - **Margin improvement**   **50 to 100 BP**

- **Free cash financing**   **80% to 100%**

Share Repurchase Plans

First Year

Repurchase   **$1.7 Billion**

Stock Price   **$80 to $100/Share**

Shares Repurchased   **17 to 21Million**

Future Years

Remaining Authorization   **10 to 14 Million**

Repurchase depends on future conditions

Share Repurchase Effect

	Full Year Effect
• Income Per Share	$.16 to $.19
• Debt to Total Capital	14%
• Return on Equity	16%

ITW
2004 Forecast

	Low	High	Mid Point
2nd Quarter			
Base Revenues	4%	6%	5%
Income Per Share-Diluted	$1.04	$1.12	$1.08
%F(U) 2003	13%	22%	17%
Full Year			
Base Revenues	4%	6%	5%
Income Per Share-Diluted	$4.06	$4.26	$4.16
%F(U) 2003	20%	26%	23%

ITW 2004 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $500 to $700 million range.**

- **Restructuring cost of $55 to $65 million.**

- **No further goodwill or intangible impairment cost.**

- **Share repurchase will add 5 cents per share for the year.**

- **Tax rate of 34%.**

ITW Conference Call

Q & A

First Quarter

2004